Exhibit 12.1

Pioneer Drilling Company

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)

	Three months ended March 31,		Year ended December 31,					Nine Months ended December 31,
	2012		2011		2010	2009	2008	2007
Earnings
Income (loss) before income taxes	$21,125		$20,833		$(47,558)	$(40,172)	$(56,688)	$57,774
Plus: Fixed charges	11,993		33,133		28,080	10,024	13,784	104
Less: Capitalized interest	(2,015)		(2,311)		(547)	(256)	(288)	—

Total	$31,102		$51,655		$(20,025)	$(30,404)	$(43,192)	$57,878

Fixed Charges
Interest expense	$9,043		$27,922		$24,755	$7,598	$12,519	$16
Capitalized interest	2,015		2,311		547	256	288	—
Amortization of debt financing costs	525		1,835		1,904	1,547	553	9

Estimate of interest component of rental expense	410		1,065		874	623	424	79

Total	$11,993		$33,133		$28,080	$10,024	$13,784	$104

Ratio of Earnings to Fixed Charges	2.6	x	1.6	x	NA (3)	NA (2)	NA (1)	556.5	x

(1)	For the year ended December 31, 2008, income was insufficient to cover fixed charges by $56,976,000, primarily due to goodwill and intangible asset impairment charges.
(2)	For the year ended December 31, 2009, income was insufficient to cover fixed charges by $40,428,000.
(3)	For the year ended December 31, 2010, income was insufficient to cover fixed charges by $48,105,000.